                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)*

                                CoorsTek, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


--------------------------------------------------------------------------------
                                  217020 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Joseph G. Warren, Jr.                               Whitney Holmes, Esq.
Chief Financial Officer, Secretary and Treasurer    Hogan & Hartson L.L.P.
CoorsTek, Inc.                                      One Tabor Center
16000 Table Mountain Parkway                        1200 Seventeenth Street, Suite 1500
Golden, Colorado 80403                              Denver, Colorado 80202
(303) 271-7040                                      (303) 899-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 14, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S). 240.13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                              (Page 1 of 22 Pages)

                                  SCHEDULE 13D

CUSIP No.  217020 10 6            Page   2   of    22   Pages
----------------------            ---------------------------


1  NAME OF REPORTING PERSONS
   Adolph Coors, Jr. Trust
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS)                                         (a) [_]
                                                         (b) [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   N/A
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    [_]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Colorado
-------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        700,000
   NUMBER OF         ----------------------------------------------------------
    SHARES           8  SHARED VOTING POWER
 BENEFICIALLY           0
   OWNED BY          -----------------------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER
   REPORTING            700,000
    PERSON          -----------------------------------------------------------
     WITH            10 SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   700,000
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                    [_]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 6.6%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   OO*
-------------------------------------------------------------------------------
*The reporting person is a trust.

CUSIP No.  217020 10 6            Page   3   of    22   Pages
----------------------            ---------------------------


1  NAME OF REPORTING PERSONS
   Grover C. Coors Trust
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS)                                         (a) [_]
                                                         (b) [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   N/A
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    [_]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Colorado
-------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        681,753
   NUMBER OF         ----------------------------------------------------------
    SHARES           8  SHARED VOTING POWER
 BENEFICIALLY           0
   OWNED BY          -----------------------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER
   REPORTING            681,753
    PERSON          -----------------------------------------------------------
     WITH            10 SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   681,753
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                    [_]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 6.5%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   OO*
-------------------------------------------------------------------------------
*The reporting person is a trust.

CUSIP No.  217020 10 6            Page   4   of    22   Pages
----------------------            ---------------------------


1  NAME OF REPORTING PERSONS
   May Kistler Coors Trust
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS)                                         (a) [_]
                                                         (b) [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   N/A
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    [_]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Colorado
-------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        431,663
   NUMBER OF         ----------------------------------------------------------
    SHARES           8  SHARED VOTING POWER
 BENEFICIALLY           0
   OWNED BY          -----------------------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER
   REPORTING            431,663
    PERSON          -----------------------------------------------------------
     WITH            10 SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   431,663
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                    [_]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 4.1%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   OO*
-------------------------------------------------------------------------------
*The reporting person is a trust.

CUSIP No.  217020 10 6            Page   5   of    22   Pages
----------------------            ---------------------------


1  NAME OF REPORTING PERSONS
   Herman F. Coors Trust
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS)                                         (a) [_]
                                                         (b) [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   N/A
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    [_]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Colorado
-------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        358,750
   NUMBER OF         ----------------------------------------------------------
    SHARES           8  SHARED VOTING POWER
 BENEFICIALLY           0
   OWNED BY          -----------------------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER
   REPORTING            358,750
    PERSON          -----------------------------------------------------------
     WITH            10 SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   358,750
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                    [_]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 3.4%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   OO*
-------------------------------------------------------------------------------
*The reporting person is a trust.

CUSIP No.  217020 10 6            Page   6   of    22   Pages
----------------------            ---------------------------


1  NAME OF REPORTING PERSONS
   William K. Coors
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS)                                         (a) [_]
                                                         (b) [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   N/A
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    [_]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
-------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        31,608
   NUMBER OF         ----------------------------------------------------------
    SHARES           8  SHARED VOTING POWER
 BENEFICIALLY           431,663
   OWNED BY          -----------------------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER
   REPORTING            31,608
    PERSON          -----------------------------------------------------------
     WITH            10 SHARED DISPOSITIVE POWER
                        431,663
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   463,271
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                    [_]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 4.4%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   IN
-------------------------------------------------------------------------------

CUSIP No.  217020 10 6            Page   7   of    22   Pages
----------------------            ---------------------------


1  NAME OF REPORTING PERSONS
   John K. Coors
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS)                                         (a) [_]
                                                         (b) [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   N/A
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    [_]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
-------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        111,883*
   NUMBER OF         ----------------------------------------------------------
    SHARES           8  SHARED VOTING POWER
 BENEFICIALLY           431,663
   OWNED BY          -----------------------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER
   REPORTING            111,883*
    PERSON          -----------------------------------------------------------
     WITH            10 SHARED DISPOSITIVE POWER
                        431,663
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   543,546*
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                    [_]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 5.2%*
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   IN
-------------------------------------------------------------------------------
*Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 109,102 shares.

CUSIP No.  217020 10 6            Page   8   of    22   Pages
----------------------            ---------------------------


1  NAME OF REPORTING PERSONS
   Peter H. Coors
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS)                                         (a) [_]
                                                         (b) [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   N/A
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    [_]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
-------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        2,268
   NUMBER OF         ----------------------------------------------------------
    SHARES           8  SHARED VOTING POWER
 BENEFICIALLY           431,663
   OWNED BY          -----------------------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER
   REPORTING            2,268
    PERSON          -----------------------------------------------------------
     WITH            10 SHARED DISPOSITIVE POWER
                        431,663
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   433,931
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                    [_]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 4.1%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   IN
-------------------------------------------------------------------------------

CUSIP No.  217020 10 6            Page   9   of    22   Pages
----------------------            ---------------------------


1  NAME OF REPORTING PERSONS
   Joseph Coors, Jr.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS)                                         (a) [_]
                                                         (b) [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   N/A
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    [_]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
-------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        528,881*
   NUMBER OF         ----------------------------------------------------------
    SHARES           8  SHARED VOTING POWER
 BENEFICIALLY           431,663
   OWNED BY          -----------------------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER
   REPORTING            528,881*
    PERSON          -----------------------------------------------------------
     WITH            10 SHARED DISPOSITIVE POWER
                        431,663
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   960,544*
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                    [_]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 9.1%*
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   IN
-------------------------------------------------------------------------------
*Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 451,714 shares.

CUSIP No.  217020 10 6            Page  10   of    22   Pages
----------------------            ---------------------------


1  NAME OF REPORTING PERSONS
   Jeffrey H. Coors
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS)                                         (a) [_]
                                                         (b) [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   N/A
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    [_]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
-------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        18,134
   NUMBER OF         ----------------------------------------------------------
    SHARES           8  SHARED VOTING POWER
 BENEFICIALLY           431,663
   OWNED BY          -----------------------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER
   REPORTING            18,134
    PERSON          -----------------------------------------------------------
     WITH            10 SHARED DISPOSITIVE POWER
                        431,663
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   449,797
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                    [_]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 4.3%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   IN
-------------------------------------------------------------------------------

CUSIP No.  217020 10 6                          Page  11   of    22   Pages
----------------------                          ---------------------------

        This Amendment No. 2 (this "Amendment") to the Schedule 13D originally filed with the Securities Exchange Commission (the "SEC") on March 30, 2000 (the "Initial 13D"), as amended by Amendment No. 1 to the Initial 13D (collectively, the "Schedule 13D"), relates to Common Stock (as defined in Item 1 below) issued by CoorsTek, Inc. (the "Company") and is being filed to disclose (i) the appointment of Joseph Coors and Peter H. Coors as trustees for the Grover C. Coors Trust, (ii) the appointment of John K. Coors as a trustee for the May Kistler Coors Trust, (iii) the deemed beneficial ownership by John K. Coors of greater than 5% of the outstanding shares of Common Stock resulting from his appointment to the May Kistler Coors Trust, (iv) the termination of the obligation of each of the May Kistler Coors Trust and the Herman F. Coors Trust to make further filings with respect to the Common Stock, and (v) the termination of the obligation of each of William K. Coors, Peter H. Coors and Jeffrey H. Coors to make further filings in their individual capacities with respect to the Common Stock. For convenience of reference, this Amendment amends and restates the Schedule 13D in its entirety.

Item 1. Security and Issuer
        -------------------

        Item 1 to the Schedule 13D is amended and restated in its entirety to read as follows:

        This Schedule 13D relates to common stock, $0.01 par value per share, issued by the Company ("Common Stock").

        The Company's principal executive offices are located at 16000 Table Mountain Parkway, Golden, Colorado 80403.

        The Company designs and manufactures components and assemblies for semiconductor capital equipment and for telecommunications, electronics, automotive, medical and other industrial applications.

Item 2. Identity and Background
        -----------------------

        Item 2 to the Schedule 13D is amended and restated in its entirety to read as follows:

        This Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to Common Stock described in this Schedule 13D: the Adolph Coors, Jr. Trust; the Grover C. Coors Trust; the Herman F. Coors Trust; the May Kistler Coors Trust; Jeffrey H. Coors; Joseph Coors, Jr.; Peter H. Coors; William K. Coors; and John K. Coors (collectively, the "Reporting Persons").

        Each Reporting Person disavows that he or it is acting with any other Reporting Person(s) as a "group" under Section 13(d)(3) of the Act.

        The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) or Rule 13d-1(k)(2).

        A.  Trusts



                        Principal Place
      Name                of Business                   Citizenship             Purpose                     Trustees
      ----              ---------------                 -----------             ---------                    --------
Adolph Coors, Jr.    William K. Coors              Administered under the    To manage trust        Jeffrey H. Coors, William K.
Trust                Adolph Coors Company          laws of the State of      assets for the         Coors, J. Bradford Coors, Peter
                     c/o Patricia J. Smith         Colorado                  benefit of a class     H. Coors, Melissa Eaton Coors
                     311 10th Street, Mail NH311                             of beneficiaries
                     Golden, Colorado 80401



CUSIP No.  217020 10 6                          Page  12   of    22   Pages
----------------------                          ---------------------------

                        Principal Place
      Name                of Business                   Citizenship             Purpose                     Trustees
      ----              ---------------                 -----------             ---------                    --------
Grover C. Coors         William K. Coors            Administered under      To manage trust        Jeffrey H. Coors, William K.
Trust                   Adolph Coors Company        the laws of the State   assets for the         Coors, John K. Coors, Joseph
                        c/o Patricia J. Smith       of Colorado             benefit of a class     Coors, Jr., Peter H. Coors,
                        311 10th Street, Mail NH311                         of beneficiaries       Joseph Coors
                        Golden, Colorado 80401


                        Principal Place
      Name                of Business                   Citizenship             Purpose                     Trustees
      ----              ---------------                 -----------             ---------                    --------
May Kistler Coors       William K. Coors            Administered under      To manage trust        Jeffrey H. Coors, William K.
Trust                   Adolph Coors Company        the laws of the State   assets for the         Coors, Peter H. Coors,
                        c/o Patricia J. Smith       of Colorado             benefit of a class     Joseph Coors, Jr., John K. Coors
                        311 10th Street, Mail NH311                         of beneficiaries
                        Golden, Colorado 80401


                        Principal Place
      Name                of Business                   Citizenship             Purpose                     Trustees
      ----              ---------------                 -----------             ---------                    --------
Herman F. Coors         William K. Coors            Administered under      To manage trust        Jeffrey H. Coors, William K.
Trust                   Adolph Coors Company        the laws of the State   assets for the         Coors, Peter H. Coors, Joseph
                        c/o Patricia J. Smith       of Colorado             benefit of a class     Coors, Jr., John K. Coors,
                        311 10th Street, Mail NH311                         of beneficiaries       Darden K. Coors
                        Golden, Colorado 80401


        None of the above named trusts have, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

        B.  Natural Persons

        Each of the following individuals is a trustee of one or more of the trusts identified in Item 2, subsection A. In addition, pursuant to Rule 13d-3, Joseph Coors, Jr. and John K. Coors may be deemed to beneficially own 431,663 shares of Common Stock held in the May Kistler Coors Trust and as a result be deemed to beneficially own in excess of 5% of the Company's Common Stock.
Joseph Coors, Jr. and John K. Coors disclaim beneficial ownership of the shares of Common Stock held by the May Kistler Coors Trust.

Name                    Business Address                                   Present Principal Occupation
--------------------    -----------------------------------------------    ---------------------------------------------
Darden K. Coors         c/o Graphic Packaging International Corporation    Counsel of Graphic Packaging International
                        81 Hall Street                                     Corporation ("Graphic Packaging"), a company
                        Concord, New Hampshire 03301                       in the packaging-based business.

J. Bradford Coors       c/o Adolph Coors Company                           General Manager of Adolph Coors Company
                        311 10th Street, Mail #BC400                       ("Coors"), a holding company for beer and
                        Golden, Colorado 80401                             other consumer beverage manufacturing
                                                                           businesses.


CUSIP No.  217020 10 6                          Page  13   of    22   Pages
----------------------                          ---------------------------

Name                    Business Address                                   Present Principal Occupation
--------------------    -----------------------------------------------    -----------------------------------------------------
Jeffrey H. Coors        c/o Graphic Packaging International Corporation    Chairman, President, and a director of Graphic
                        4455 Table Mountain Drive                          Packaging.
                        Golden, Colorado 80403

John K. Coors           c/o CoorsTek, Inc.                                 Chairman, Chief Executive Officer, President and
                        16000 Table Mountain Parkway                       director of the Company.
                        Golden, Colorado 80403

Joseph Coors            c/o Adolph Coors Company                           Director Emeritus of Graphic Packaging; Director
                        311 10th Street, Mail #NH311                       Emeritus of Coors.
                        Golden, Colorado 80401

Joseph Coors, Jr.       c/o CoorsTek, Inc.                                 Retired.
                        16000 Table Mountain Parkway
                        Golden, Colorado 80403

Melissa Eaton Coors     c/o Coors Brewing Company                          Denver Venue Manager for Coors Brewing Company
                        311 10th Street, Mail #NH495                       ("Coors Brewing"), a brewery and subsidiary of Coors.
                        Golden, Colorado 80401

Peter H. Coors          c/o Adolph Coors Company                           Chief Executive Officer, President, and a director of
                        311 10th Street, Mail #NH300                       Coors; Chairman of Coors Brewing.
                        Golden, Colorado 80401

William K. Coors        c/o Adolph Coors Company                           Director Emeritus of the Company; Director of Graphic
                        311 10th Street, Mail #NH311                       Packaging; Chairman of the Board of Coors
                        Golden, Colorado 80401


        None of the above named persons have, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

        All of the above named persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

        Item 3 to the Schedule 13D is amended and restated in its entirety to read as follows:

        All shares of the Common Stock held by the Reporting Persons other than Joseph Coors, Jr. and John K. Coors were acquired in the spin-off of the Company from Graphic Packaging (formerly known as ACX Technologies, Inc.). One share of the Company's Common Stock was distributed for every four shares of common stock of Graphic Packaging held by the Reporting Persons under the Company's Registration Statement on Form 10, initially filed with the SEC under the Act on October 6, 1999. All of the shares of Common Stock beneficially owned by Joseph Coors, Jr. and John K. Coors were acquired in the spin-off of the Company from Graphic Packaging, except for 56,991 shares of Common Stock purchased upon the exercise of options by Joseph Coors, Jr. since January 1, 2000 at an aggregate purchase price of $1,384,165 and except for 2,169 shares of Common Stock purchased upon the exercise of options or otherwise acquired by John K. Coors since January 1, 2000 at an aggregate purchase price of $35,428. Except as otherwise noted in the following

CUSIP No.  217020 10 6                          Page  14   of    22   Pages
----------------------                          ---------------------------


sentence, all shares purchased by Joseph Coors, Jr. and John K. Coors since January 1, 2000 were purchased with each individual's personal funds either through the exercise of outstanding employee stock options or the Company's employee stock purchase plan. 350 of the shares acquired by John K. Coors since January 1, 2000 were purchased for $21.00 per share in the open market for which he used personal funds.

Item 4. Purpose of Transaction
        ----------------------

        Item 4 to the Schedule 13D is amended and restated in its entirety to read as follows:

        The purpose of the spin-off transaction described in Item 3 was for each of the Reporting Persons, among other investors, to acquire securities of the Company for investment purposes and for the Company to continue its operations as a separate entity from Graphic Packaging.

        Except as provided in the following sentence, none of the Reporting Persons has any present plan or proposal that relates to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors of the Company or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business or corporate structure; (g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of the foregoing. John K. Coors has from time to time made open market purchases of shares of Common Stock and may in the future make open market purchases of shares of Common Stock depending on the then prevailing market conditions.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        Item 5 to the Schedule 13D is amended and restated in its entirety to read as follows:

        As of December 31, 2000, there were 10,539,080 shares of Common Stock outstanding.

Adolph Coors, Jr. Trust
(a)  (i)   Amount beneficially owned:                                   700,000
     (ii)  Percent of class:                                  Approximately 6.6%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                    700,000
     (ii)  Shared power to vote or to direct the vote:                        0
     (iii) Sole power to dispose or to direct the disposition
           of:                                                          700,000
     (iv)  Shared power to dispose or to direct the
           disposition of:                                                    0

Grover C. Coors Trust
(a)  (i)   Amount beneficially owned:                                   681,753
     (ii)  Percent of class:                                  Approximately 6.5%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                    681,753
     (ii)  Shared power to vote or to direct the vote:                        0
     (iii) Sole power to dispose or to direct the disposition
           of:                                                          681,753
     (iv)  Shared power to dispose or to direct the
           disposition of:                                                    0

CUSIP No.  217020 10 6                          Page  15   of    22   Pages
----------------------                          ---------------------------

May Kistler Coors Trust
(a)  (i)   Amount beneficially owned:                                   431,663
     (ii)  Percent of class:                                  Approximately 4.1%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                    431,663
     (ii)  Shared power to vote or to direct the vote:                        0
     (iii) Sole power to dispose or to direct the disposition
           of:                                                          431,663
     (iv)  Shared power to dispose or to direct the
           disposition of:                                                    0

Herman F. Coors. Trust
(a)  (i)   Amount beneficially owned:                                   358,750
     (ii)  Percent of class:                                  Approximately 3.4%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                    358,750
     (ii)  Shared power to vote or to direct the vote:                        0
     (iii) Sole power to dispose or to direct the disposition
           of:                                                          358,750
     (iv)  Shared power to dispose or to direct the
           disposition of:                                                    0

William K. Coors
(a)  (i)   Amount beneficially owned:                                   463,271*
     (ii)  Percent of class:                                  Approximately 4.4%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                     31,608
     (ii)  Shared power to vote or to direct the vote:                  431,663
     (iii) Sole power to dispose or to direct the disposition
           of:                                                           31,608
     (iv)  Shared power to dispose or to direct the
           disposition of:                                              431,663

*Amount includes 431,633 shares of Common Stock held in the May Kistler Coors Trust, of which William K. Coors serves as a trustee, and as to which William K. Coors may be deemed to be the beneficial owner. William K. Coors disclaims beneficial ownership of such shares of Common Stock.

Joseph Coors
(a)  (i)   Amount beneficially owned:                                    63,284*
     (ii)  Percent of class:                                  Approximately 0.6%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                        784
     (ii)  Shared power to vote or to direct the vote:                   62,500*
     (iii) Sole power to dispose or to direct the disposition
           of:                                                              784
     (iv)  Shared power to dispose or to direct the
           disposition of:                                               62,500*

*Joseph Coors has shared power to vote or dispose of or to direct the vote or disposition of 62,500 shares of Common Stock which are held in the Joseph Coors Trust, a revocable trust for his benefit.

Peter H. Coors
(a)  (i)   Amount beneficially owned:                                   433,931*
     (ii)  Percent of class:                                  Approximately 4.1%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                      2,268
     (ii)  Shared power to vote or to direct the vote:                  431,663

CUSIP No.  217020 10 6                          Page  16   of    22   Pages
----------------------                          ---------------------------

     (iii) Sole power to dispose or to direct the disposition
           of:                                                            2,268
     (iv)  Shared power to dispose or to direct the
           disposition of:                                              431,663

*Amount includes 431,633 shares of Common Stock held in the May Kistler Coors Trust, of which Peter H. Coors serves as a trustee, and as to which Peter H. Coors may be deemed to be the beneficial owner. Peter H. Coors disclaims beneficial ownership of such shares of Common Stock.

Joseph Coors, Jr.
(a)  (i)   Amount beneficially owned:                                   960,544*
     (ii)  Percent of class:                                  Approximately 9.1%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                    528,881
     (ii)  Shared power to vote or to direct the vote:                  431,663
     (iii) Sole power to dispose or to direct the disposition
           of:                                                          528,881
     (iv)  Shared power to dispose or to direct the
           disposition of:                                              431,663

*Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 451,714 shares. Amount includes 431,633 shares of Common Stock held in the May Kistler Coors Trust, of which Joseph Coors, Jr. serves as a trustee, and as to which Joseph Coors, Jr. may be deemed to be the beneficial owner. Joseph Coors, Jr. disclaims beneficial ownership of such shares of Common Stock.


Jeffrey H. Coors
(a)  (i)   Amount beneficially owned:                                   449,797*
     (ii)  Percent of class:                                  Approximately 4.3%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                     18,134
     (ii)  Shared power to vote or to direct the vote:                  431,663
     (iii) Sole power to dispose or to direct the disposition
           of:                                                           18,134
     (iv)  Shared power to dispose or to direct the
           disposition of:                                              431,663

*Amount includes 431,633 shares of Common Stock held in the May Kistler Coors Trust, of which Jeffrey H. Coors serves as a trustee, and as to which Jeffrey H. Coors may be deemed to be the beneficial owner. Jeffrey H. Coors disclaims beneficial ownership of such shares of Common Stock.

J. Bradford Coors
(a)  (i)   Amount beneficially owned:                                       250
     (ii)  Percent of class:                                  Approximately 0.0%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                        250
     (ii)  Shared power to vote or to direct the vote:                        0
     (iii) Sole power to dispose or to direct the disposition
           of:                                                              250
     (iv)  Shared power to dispose or to direct the
           disposition of:                                                    0

Melissa Eaton Coors
(a)  (i)   Amount beneficially owned:                                         0
     (ii)  Percent of class:                                  Approximately 0.0%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                          0
     (ii)  Shared power to vote or to direct the vote:                        0
     (iii) Sole power to dispose or to direct the disposition
           of:                                                                0

CUSIP No.  217020 10 6                          Page  17   of    22   Pages
----------------------                          ---------------------------

     (iv)  Shared power to dispose or to direct the
           disposition of:                                                    0


John K. Coors
(a)  (i)   Amount beneficially owned:                                   543,546*
     (ii)  Percent of class:                                  Approximately 5.2%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                    111,883
     (ii)  Shared power to vote or to direct the vote:                  431,663
     (iii) Sole power to dispose or to direct the disposition
           of:                                                          111,883
     (iv)  Shared power to dispose or to direct the
           disposition of:                                              431,663

*Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 109,102 shares. Amount includes 431,633 shares of Common Stock held in the May Kistler Coors Trust, of which John K. Coors serves as a trustee, and as to which John K. Coors may be deemed to be the beneficial owner. John K. Coors disclaims beneficial ownership of such shares of Common Stock.

Darden K. Coors
(a)  (i)   Amount beneficially owned:                                        41
     (ii)  Percent of class:                                  Approximately 0.0%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                         41
     (ii)  Shared power to vote or to direct the vote:                        0
     (iii) Sole power to dispose or to direct the disposition
           of:                                                               41
     (iv)  Shared power to dispose or to direct the
           disposition of:                                                    0

        None of the Reporting Persons have effected any transaction in the Common Stock during the last 60 days.

        On or about July 19, 2000, as the result of the public offering and sale by the Company of 3,000,000 shares of Common Stock, each of the following Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock: May Kistler Coors Trust; Herman F. Coors Trust; William K. Coors; Peter H. Coors; and Jeffrey H. Coors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer
        ---------------------------

        Item 6 to the Schedule 13D is amended and restated in its entirety to read as follows:

        William K. Coors, Joseph Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey H. Coors, J. Bradford Coors, Melissa Eaton Coors, Darden K. Coors and John K. Coors presently serve or in the past served as trustees of one or more of the Adolph Coors, Jr. Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, and the Herman F. Coors Trust. Each trust has three or more trustees. Under the trust agreement evidencing each of the trusts (other than the May Kistler Coors Trust), the affirmative vote of a majority of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. Under the trust agreement evidencing the May Kistler Coors Trust, the affirmative vote of all of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. Except as described herein, no Reporting Person is a party to any contract, arrangement, or understanding with respect to the Common Stock.

CUSIP No.  217020 10 6                          Page  18   of    22   Pages
----------------------                          ---------------------------

Item 7. Material to be Filed as Exhibits
        --------------------------------

        Exhibit 1: Joint Filing Agreement of Reporting Persons pursuant to
Rule 13d-1(k)(1)(iii), which includes a power of attorney to John K. Coors from each of Adolph Coors, Jr. Trust, Grover C. Coors Trust, May Kistler Coors Trust, Herman F. Coors Trust, William K. Coors, Joseph Coors, Jr., Peter H. Coors, and Jeffrey H. Coors.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2001


                                         ADOLPH COORS, JR. TRUST



                                         By: /s/ John K. Coors
                                             -----------------
                                             Attorney-in-fact

                                         GROVER C. COORS TRUST



                                         By: /s/ John K. Coors
                                             -----------------
                                             Attorney-in-fact

                                         MAY KISTLER COORS TRUST



                                         By: /s/ John K. Coors
                                             -----------------
                                             Attorney-in-fact

                                         HERMAN F. COORS TRUST



                                         By: /s/ John K. Coors
                                             -----------------
                                             Attorney-in-fact

                                         WILLIAM K. COORS



                                         By: /s/ John K. Coors
                                             -----------------
                                             Attorney-in-fact

CUSIP No.  217020 10 6                          Page  19   of    22   Pages
----------------------                          ---------------------------

                                         JOSEPH COORS



                                         By: /s/ John K. Coors
                                             -----------------
                                             Attorney-in-fact


                                         JOSEPH COORS, JR.



                                         By: /s/ John K. Coors
                                             -----------------
                                             Attorney-in-fact

                                         JEFFREY H. COORS



                                         By: /s/ John K. Coors
                                             -----------------
                                             Attorney-in-fact

                                         JOHN K. COORS



                                         By: /s/ John K. Coors
                                             -----------------